SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2005
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

—	Communication;
—	Press Release dated July 27, 2005;
—	Notice of a change in the share capital of Enel S.p.A. dated July 13, 2005;
—	Notices relating to trading of Enel shares by Senior Management dated from June 7, 2005 to July 7, 2005.

Communication
Enel S.p.A. (“Enel”) gives notice that its controlling shareholder, the Ministry of Economy and Finance of the Republic of Italy, has announced its sale on July 7, 2005 of 575,000,000 Enel’s ordinary shares, comprising the sale of (i) 250,000,000 of Enel’s ordinary shares to Italian retail investors in a public offering in Italy at a price of Euro 7.07 per share, and (ii) 325,000,000 of Enel’s ordinary shares to Italian and international institutional investors, including to U.S. qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, at a price of Euro 7.18 per share. In connection with this sale, the Ministry of Economy and Finance and Enel have agreed not to sell on the market any of Enel’s ordinary shares or certain related securities for a period of 120 days following this sale, other than in certain specified circumstances. As a result of this sale, the Ministry of Economy and Finance’s direct holding in Enel has decreased to approximately 21.9% of Enel’s share capital, from approximately 31.2% prior to the sale.

Press Release
ENEL STRENGTHENS CORPORATE GOVERNANCE
The Board of Directors appointed the new members of the Compensation Committee and the Internal Control Committee. The Board of Statutory Auditors was further reinforced in its oversight duties, as envisaged in US law.
Rome, July 27, 2005 — The Enel Board of Directors met today under the chairmanship of Piero Gnudi and re-established the Compensation Committee and the Internal Control Committee, as envisaged in the Italian Corporate Governance Code for Listed Companies.
Francesco Taranto (chairman), Giulio Ballio , Fernando Napolitano and Gianfranco Tosi, all non-executive directors, were appointed to the Compensation Committee. They all affirmed that they met the independence requirements provided for in the Corporate Governance Code.
Piero Gnudi (chairman), Augusto Fantozzi, Alessandro Luciano and Francesco Valsecchi, all non-executive directors, were appointed to the Internal Control Committee. They all affirmed that they met the independence requirements provided for in the Corporate Governance Code.
The Board of Directors also brought Enel’s governance practice into line with US regulations for companies listed on the New York Stock Exchange. In accordance with the US regulations on audit committees, it was provided specifically to further reinforce the oversight duties of the Board of Statutory Auditors assigned to such body by the Italian law.
As from 31 July this year, therefore, as established by the US regulations on audit committees, the Board of Statutory Auditors will issue a binding opinion on the appointment, compensation and retention of the external auditors. It will oversee the work of the external auditors and pre-approve their engagement to perform any other auditing services. The Board of Statutory Auditors will also oversee the corporate procedures that govern the submission of complaints or concerns regarding questionable accounting or auditing matters and may engage independent counsel and other advisers.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution — during the period between June 20, 2005 and June 30, 2005 — of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004. Specifically, in the aforesaid period between June 20, 2005 and June 30, 2005 a total of 15,300 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on July 13, 2005.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,148,906,707	6,148,906,707	1 Euro	6,148,891,407	6,148,891,407	1 Euro

Of which:

Ordinary shares	6,148,906,707	6,148,906,707	1 Euro	6,148,891,407	6,148,891,407	1 Euro

(rank for dividend pari passu: January 1, 2005) current coupon number 6

Notices relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.

Reference period: 3rd quarter (July — September) 2005

Disclosure: periodic immediate delayed

Declarer: Marco Alverà				Title: Chief Financial Officer Wind S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Amount paid/
		Financial				received in
Date	Transaction[1]	instrument[2]	ISIN code	Quantity	Unit price	the transaction	Source[3]

Public
July 7, 2005	A	AZO Enel	IT0003128367	30,000	€ 7.070	€ 212,100.00	offering
subscription

Sub-TOTAL (A)[4]						€ 212,100.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual investment/			Potential investment/
					Underlying	disinvestment			disinvestment
		Financial			financial		Unit			Unit
Date	Transaction[5]	instrument[6]	Category[7]	ISIN code	instrument[8]	Qty	price	Amount	Qty	price	Amount	Features[9]

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)[10]											0

TOTAL (A) + (B)											€ 212,100.00

[1]	Indicate the kind of transaction:
A = Purchase; V = Sale; S = Subscription; O = other, in which case specify.
[2]	Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
[3]	Indicate the kind of action from which the transaction derives:
— market transaction;
— off-market transaction;
— conversion of convertible bonds;
— exercise of stock options or preemptive rights;
— exercise of warrants;
— exercise of derivative instruments or covered warrants;
— other, in which case specify.
[4]	Indicate the total amount of the transactions listed in the form.
[5]	Indicate the kind of transaction:
A = Purchase; V = Sale; O = other, in which case specify.
[6]	Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants; OPZ = options; PR = traditional option contracts; CW = covered warrants; O = other, in which case specify.
[7]	Indicate the category of derivative financial instrument involved in the transaction:
C = call; P = put; O = other, in which case specify.
[8]	Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
[9]	Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
[10]	Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure: periodic immediate delayed

Declarer: Fabio Bonomo				Title: Company Law and Securities Exchange Regulations Compliance Manager Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

						Amount paid/
		Financial				received in
Date	Transaction	instrument	ISIN code	Quantity	Unit price	the transaction	Source

June 7, 2005	S	AZO Enel	IT0003128367	5,000	€ 5.240	€ 26,200.00	Exercise of stock options

June 7, 2005	V	AZO Enel	IT0003128367	5,000	€ 7.500	€ 37,500.00	Market transaction

Sub-TOTAL (A)						€ 63,700.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual investment/			Potential investment/
					Underlying	disinvestment			disinvestment
		Financial			financial		Unit			Unit
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	price	Amount	Qty	price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 63,700.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Reference period: 2nd quarter (April — June) 2005

Disclosure: periodic immediate delayed

Declarer: Francesca Pace				Title: Head of Legal and Corporate Affairs Department Wind S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

Amount paid/
		Financial				received in
Date	Transaction	instrument	ISIN code	Quantity	Unit price	the transaction	Source

June 10, 2005	S	AZO Enel	IT0003128367	10,200	€ 6.242	€ 63,668.40	Exercise of stock options

Sub-TOTAL (A)						€ 63,668.40

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

						Actual investment/			Potential investment/
					Underlying	disinvestment			disinvestment
		Financial			financial		Unit			Unit
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	price	Amount	Qty	price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 63,668.40

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: July 27, 2005